[Progressive Asset Management, Inc. letterhead]	EXHIBIT 19

REPORT TO SHAREHOLDERS

1. Finances for the Quarter Ending December 31, 2002.

During the quarter ending December 31, 2002, Progressive Asset Management, Inc. (PAM) suffered its first quarterly loss since June 1999. PAM produced total revenues of $ 83,933 while incurring expenses of $ 114,153, thereby generating a net loss of $ 30,220. Losses over the period were ($0.02) per share, fully diluted ($0.01) per share.

In contrast, during the same quarter of the previous year, PAM produced net profits of $ 7,305. Such a decline is attributable entirely to a fall in revenues of $ 63,000, because expenses were actually lower in the 2002 quarter. The downward trend in asset based fees and commissions, mentioned in earlier reports, intensified notably as the stock market suffered its third successive year of decline, and investors continued to refrain from making new investments.

During the period January 1, 2002, to December 31, 2002, gross broker commissions and fees generated by the members of the PAM Network totaled $ 3,854,242, in contrast to $ 4, 432,138 generated in calendar year 2001. This difference of $ 577,896, represents a decrease of 13%. The drop in gross fees and commissions was particularly harsh in the quarter ending December 31, 2002, when they totaled $ 801,263, in comparison to $ 1,124,693 for the same quarter of the previous year, a decline of 28.8%.

As we have discussed in other shareholder communications, under the strategic alliance with Financial West Group (FWG), FWG executes securities transactions and receives the commissions for those transactions generated by registered representatives who are members of the PAM Network. FWG then distributes most of the commissions to the registered representatives, retaining a portion, which is shared with PAM. Each PAM shareholder receives as part of this Quarterly Report, the unaudited financial statement for the quarter ending December 31, 2002, prepared by Markle Stuckey Hardesty & Bott.

2. Implementation of PAM’s Business Plan.

During the quarter ending December 31, 2002, PAM management continued to work actively in a principal aspect of its business plan–broker recruitment. Despite the difficulties facing the brokerage industry, the PAM Network has been able to maintain its number of registered representatives at 50. New members of the Network who joined in the last quarter, include Laura and Ed Winslow of Central Point, Oregon. Ed is a veteran of socially-responsible investing (“SRI”). He was a co-founder in 1987 of the original First Affirmative Financial Network, a leading SRI firm.

In addition, PAM continues its efforts to help existing brokers maintain and increase their production. A new affinity marketing strategy was initiated working with SRI World Group, Inc., a Vermont-based firm. It is the owner and operator of the successful website for SRI investors called socialfunds.com, and the corporate responsibility news service known as CSRWire, and a consulting entity for institutional shareholders called ishareholder.com. This affinity marketing project provides information about members of the PAM Network directly to interested parties who have contacted SRI World Group, to develop contacts with potential new clients. The initiative is still in its experimental stages and it is too early to evaluate its effectiveness.

In late November, PAM moved its corporate headquarters back to Oakland. This move was made to reduce costs and create an environment more suitable to broker recruitment in the San Francisco Bay Area by more centrally locating its offices, a key region of socially responsible investment activity.

3. ProgressiveTrade Securities, Inc.

ProgressiveTrade Securities, Inc. (PTS), the online trading firm created by PAM and Sustainable Systems, Inc. continued to make progress during the last quarter. PTS Management took a number of steps in the development of trading and social research systems, as well as in the regulatory process that brought the company closer to launching its product.

The principal hurdle to commencing operations is financing. The capital market for start-up companies remains very tight. PTS has received $ 250,000 in investment to date and is seeking another $ 300,000 to $ 500,000. If PTS attempts to obtain more capital are unsuccessful, PAM will not realize any return on its $100,000 investment.

4. Shareholder Matters.

PAM’s common stock is now being quoted on the Electronic Pink Sheets (EPS). As explained in earlier reports to you, the NASD has announced it is phasing out the Over-The-Counter-Bulletin Board (“OTCBB”) in 2003 and replacing it with the Bulletin Board Exchange (“BBX”), which will charge prohibitively high fees for its services. For these reasons, PAM decided to seek more cost-effective alternatives for providing liquidity for PAM’s shareholders. During the next few months PAM stock will be quoted on both the EPS and the OTCBB. Thereafter, it will be quoted exclusively on the EPS. As part of the transition to the EPS, PAM will no longer need to file quarterly and annual financial reports and other reports with the SEC. This will save PAM accounting and legal fees.

5. Looking to the Future.

The quarter ending December 31, 2002, was the first one in which PAM suffered a financial loss since establishing the strategic alliance with FWG in June 1999. The business environment for the brokerage industry has steadily deteriorated since the spring of 2000 when the stock markets hit their highs. The subsequent revelation of corporate malfeasance, the tragic events of September 11, 2001, and now the looming war in Iraq all have served as forceful brakes on investor confidence. Pessimism abounds and the services offered by the PAM Network are facing consumer cut backs.

While we are confident that the markets will rebound and that investor interest will increase, it is impossible to say when these changes will occur. We hope this eventual upturn in sentiment will take place for the good reasons of peace and prosperity. In the interim, however, we must remain vigilant and monitor our expenses rigorously to prevent unacceptable levels of loss in this wait-and-see period.

PAM celebrated its 15th Anniversary in December 2002. We want to thank our shareholders, clients, employees, and other stakeholders for the support they have provided over this period. Acceptance of the concept of socially responsible investing has grown remarkably in this time frame.Unfortunately, though, recent events have shown us that we still lack adequate influence to prevent corporate wrongdoing. Let us continue working together to gain our rightful powers as shareholders and citizens.

Eric Leenson	Peter Camejo

/s/ Eric Leenson	/s/ Peter Camejo
President & CEO	Chairman of the Board

February 13, 2003

Forward-Looking Statements. Any statements contained in this Report that relate to future plans, events, or performance are forward-looking statements that involve risks and uncertainties. These include, but are not limited to, changes in general economic conditions, particularly the recent down-turn in the economy, the war against terrorism, intense competition for customers, pressures on brokerage, other fees charged, most notably the competition among firms offering brokerage services on-line, the mood of the investing public and the changes in political attitude toward socially responsible investments. The terrible attack on September 11, 2001, on targets in the United States, creates even greater uncertainty and insecurity. No one yet knows the ramifications of these incidents. The growing likelihood of war with Iraq, and of the actions of North Korea are also adversely affecting the economy, including the financial markets by creating uncertainty. PAM cautions that the foregoing list of important factors is not exclusive. Developments in any of these areas could cause PAM’s results to differ materially from results that have been or may be projected by or on behalf of PAM. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this statement. PAM does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of PAM.

3